

Mail Stop 3561

April 2, 2009

Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
2140 Shattuck Ave., Ste 210-2270
Berkeley, CA 94704

> **Re:** **Lux Digital Pictures, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 20, 2009**
> **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your response to our letter dated March 4, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement Cover Page

1. We note your response to our prior comment 1. The paragraph that begins with "The registrant hereby amends this registration statement…" should be located on the front cover of the registration statement following the calculation of the registration fee table. Please move this paragraph to the appropriate place on the front cover of the registration statement when you file your next amendment. Refer to Rule 473 under the Securities Act.

2. Please indicate by check mark that the registrant is a smaller reporting company. Refer to Form S-1.

3. Please revise your calculation of registration fee table to show that the proposed maximum aggregate offering price is $148,500 and not $99,000.

Prospectus Cover Page, page 4

4. We did not locate the revision in response to prior comment 2 and we reissue our prior comment 2. Item 501(b)(10) of Regulation S-K requires the subject to completion legend to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to

the front cover of the prospectus in prominent type. Please note that the last paragraph of the back cover of the prospectus reads as follows: "The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares, and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted."

Operating History, page 6

5. We note the first sentence of this section states that you have only had approximately seven months of operating history. Please update this section to reflect the fact that you have had almost eleven months of operating history.

Summary Financial Data, page 9

6. We note the changes you made in response to our prior comment 5. Please reflect that your "Net Income" for the quarter ending November 30, 2008 is $20,747 rather than the pre-tax income amount of $26,747.

Description of Business, page 19

7. The last sentence of the fourth paragraph of this section states that "American Grindhouse: The History of the American Exploitation Film" is expected to be completed and ready for release in early 2009. Please revise the disclosure to update the status of American Grindhouse.

Related Party Transactions, page 25

8. Refer to our prior comment 8. Your response reiterates disclosure that is contained in this current Form S-1 amendment with no changes from that included in the previous filing of Form S-1, Amendment No. 3. Based on such disclosure, we reiterate our comment, as modified, that you expand the disclosure in the first paragraph under this heading to clarify if true: *"that you issued common and preferred stock with a fair value of $192,402 to Lux Digital Pictures GmbH which was equal to the historical value of the assets conveyed. We will not object if you also wish to state that the "par value" of the stock conveyed was $40,500."* Please note that such clarifying disclosure would correlate with the actual recording of this transaction as shown in the statements of shareholders' equity at page F-4 and with the disclosure in Note 5 to the audited financial statements.

Audited Financial Statements (Period Ended August 31, 2008)
Note 5. Stockholders' Equity, page F-9

9. We understand, from your response, that each preferred share is convertible into ten common shares. If our understanding is correct, please specifically state this fact (in these words) in your footnotes, here and on page F-20. Alternatively, please explain how our understanding is not correct. Your present disclosures are confusing.

10. As a related matter, refer to the description of your preferred stock on page 18. Please make the above requested revision in this narrative, as well. The current disclosure does not appear consistent with your response and your footnotes. In addition, please revise to clarify the fact that each preferred share can be voted and that the vote equates to the vote of ten common shares. Alternatively, if we are not correct, please explain these matters further.

11. Finally, we note that your Articles of Incorporation do not appear to describe the conversion terms of your preferred stock, as filed. If these terms are described in the form of a preferred stock certificate or in some other corporate document, please file that document as an exhibit to the filing.

Unaudited Interim Financial Statements (Three Months Ended November 30, 2008)
Note 1. Nature of Business and Significant Accounting Policies, page F-16
Basis of Presentation

12. We note your disclosure made in response to our prior comment 13. Please revise the next to the last sentence to indicate "In the opinion of management, all adjustments that are necessary in order to make the financial statements not misleading have been included." Reference is made to Instruction 2 to Rule 8-03 of Regulation S-X.

Age of Financial Statements

13. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. Please note that to the extent the Registration Statement on Form S-1 is not declared effective on or before April 13, 2009, updated unaudited interim financial statements (and related MD&A and other financial information) for the six months ended February 28, 2009 will have to be included in the filing.

Item. 27. Exhibit Index, page 55

14. Please revise your exhibit index so that each exhibit number reflects the correct exhibit name. Currently, the exhibit name for Exhibit 10.2 is GmbH and the exhibit name for Exhibit 10.6 is RTV Media Corp. Exhibit 10.7 has three exhibit names. Please also revise the exhibit index to correctly reflect which exhibits have been previously filed and which exhibits are being filed with the filing of your next amendment.

Exhibits
General

15. We note your response to prior comment 21. Your certificate of incorporation has already been filed as Exhibit 3.1. Please file your articles of incorporation so that it is its own separate exhibit. Refer to 601(b)(3)(i) of Regulation S-K. Please also revise Item 27. Exhibit Index accordingly.

16. We note that your articles of incorporation authorize you to issue 5,000,000 shares of preferred stock. We note, however, that the disclosure on pages 17 and 18 and in the August 31, 2008 and November 30, 2008 balance sheets states that you are authorized to issue 10,000,000 shares of preferred stock. Please advise regarding the discrepancy between your articles of incorporation and the disclosure on pages 17 and 18 and in your balance sheets. Please revise your disclosure, as appropriate.

17. Furthermore, we note your bylaws state that your articles of incorporation authorize you to issue 10,000,000 shares of preferred stock. However, the articles of incorporation only authorize you to issue 5,000,000 shares of preferred stock. Please advise regarding the discrepancy between your articles of incorporation and your bylaws. Please revise your disclosure, as appropriate. Please file any amendment(s) to your articles of incorporation as exhibits.

Exhibit 10.1

18. We note your response to our prior comment 23 in which you are making a "Confidential Treatment Request per Rule 83." All exhibits must be filed in full and include all attachment and exhibits. Please refile to include Schedule D including all attachments to Schedule D. If you believe the information included in the exhibit may cause competitive harm, then you may apply for confidential treatment for only certain terms of that agreement. Please refer to Staff Legal Bulletin No. 1 on our website for procedural and substantive requirements. Please note that information required to be disclosed is not appropriate for confidential treatment.

Accountants' Consent

19. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Ingo Jucht
Lux Digital Pictures, Inc.
April 2, 2009
Page 6

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Jillian Sidoti, Esq.
        Fax: (951) 602-6049